Broadstone Acquisition Corp.

7 Portman Mews South

Marylebone, London W1H 6AY

United Kingdom

September 9, 2020

VIA EDGAR

Anuja A. Majmudar

Timothy S. Levenberg

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Broadstone Acquisition Corp.

Registration Statement on Form S-1

Filed August 13, 2020, as amended

File No. 333-245663

Dear Ms. Majmudar and Mr. Levenberg:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Broadstone Acquisition Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. Washington D.C. time on September 10, 2020, or as soon thereafter as practicable.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

[signature page to follow]

Very truly yours,

BROADSTONE ACQUISITION CORP.

By:	/s/ Edward Hawkes
Name: Edward Hawkes
Title: Chief Financial Officer

cc:	David A. Sakowitz, Winston & Strawn LLP

[Signature Page to Acceleration Request]